Exhibit 99.1

Orion Engineered Carbons Confirms Guidance for 2017 and Announces Expectations for First Quarter 2017 and Earnings and Conference Call Date

LUXEMBOURG - Orion Engineered Carbons S.A., “Orion” or the “Company” (NYSE: OEC), a worldwide supplier of specialty and high-performance Carbon Black, today announced, in connection with Orion meeting with lenders to discuss a possible reduction to its cost of borrowing, that, based on currently available information, it estimates that adjusted EBITDA for the first quarter of 2017 will be in the range of EUR58 to EUR59 million. Additionally, revenue and volume for the quarter are expected to be in the range of EUR303m to EUR305m and 274 thousand metric tons to 276 thousand metric tons, respectively. The Company also confirms its previous full-year 2017 EBITDA guidance of EUR220 to EUR240 million.

Q1 2017 Earnings Conference Call
Orion will release its 2017 first quarter results after the market closes on Thursday, May 4, 2017, to be followed by a conference call on Friday, May 5, 2017 at 8:30 a.m. (ET).
The dial-in details for the live conference call are as follow:

U.S. Toll Free:	1-877-407-4018
International:	1-201-689-8471
U.K. Toll Free:	0 800 756 3429
Germany Toll Free:	0 800 182 0040
Luxembourg Toll Free:	800 28 522
Luxembourg Local:	352 2786 0689
A replay of the conference call may be accessed by phone at the following numbers through May 12, 2017:

U.S. Toll Free:	1-844-512-2921
U.S. Toll/International:	1-412-317-6671
Conference ID:	13656536
Additionally, a live and archived webcast of the conference call will be available on the investor relations section of the Company's website at: www.orioncarbons.com
About Orion Engineered Carbons S.A.
Orion is a worldwide supplier of Carbon Black. We produce high-performance as well as standard Gas Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Specialty Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. Orion has 14 global production sites and four Technology Centers with 1,483 employees. For more information visit our website at: www.orioncarbons.com
Forward Looking Statements
This release contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include those factors detailed under the captions “Note Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016 and in Note 9 to our audited consolidated financial statements as at December 31, 2016 regarding contingent liabilities, including litigation. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information, other than as required by applicable law.
In addition, because of the recent conclusion of the first quarter of 2017, the estimated financial results provided above, by necessity, are based only upon preliminary information available at this time and are subject to the completion of our financial closing procedures. The estimated financial results presented above are not a comprehensive statement of our financial results for the first quarter of 2017, and we have not presented a range of our estimated net income for such period. When our actual financial results for such period are finalized, they will include any adjustments necessary, in the opinion of management, for a fair presentation of such information and will also include the other financial metrics necessary for a comprehensive review of our financial results for such period.
Non-IFRS Financial Measures
Adjusted EBITDA is not a measure of performance under IFRS and should not be considered in isolation or construed as a substitute for revenue, consolidated profit (loss) for the period, operating result (EBIT), gross profit or other IFRS measures as an indicator of our operations in accordance with IFRS.
The Adjusted EBITDA ranges included in this release are not reconcilable to the respective most directly comparable IFRS measure without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of adjustment items in the applicable period. These items are uncertain, depend on many factors and could have a material impact on our IFRS reported results for the guidance period.

Investor Relations Contact:
Diana Downey
Phone +1 832 445-3865
Investor-relations@orioncarbons.com